Capital Lease Funding, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Six Months Ended June 30,	Three Months Ended June 30,
	2006	2006
Earnings:
Net income	$3,808	$1,455
Interest expense	29,752	15,728
Less: Interest capitalized during the period Note (A)	–	–
Portion of rental expense representing interest	4	1
Total earnings	$33,564	$17,184

Combined Fixed Charges and Preference Dividends:
Interest expense	$29,752	15,728
Interest capitalized during the period	–	–
Portion of rental expense representing interest	4	1
Preferred Stock Dividends	1,422	711
Total	$31,178	$16,440

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.08	1.05

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.